UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Ayala Pharmaceutics, Inc

(Name of Issuer)

Common Stock, Par Value $0.001 per Share

(Title of Class of Securities)

007624307

(CUSIP Number)

January 19, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	007624307
1.	Names of Reporting Persons aMoon Growth Fund Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 560,602
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 560,602
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 560,602
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.20%
12.	Type of Reporting Person (See Instructions) PN

Page 2 of 10 Pages

CUSIP No.	007624307
1.	Names of Reporting Persons aMoon Growth Fund G.P. Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 560,602
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 560,602
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 560,602
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.20%
12.	Type of Reporting Person (See Instructions) PN

Page 3 of 10 Pages

CUSIP No.	007624307
1.	Names of Reporting Persons aMoon General Partner Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 560,602
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 560,602
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 560,602
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.20%
12.	Type of Reporting Person (See Instructions) CO

Page 4 of 10 Pages

CUSIP No.	007624307
1.	Names of Reporting Persons Dr. Yair C. Schindel
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 560,602
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 560,602
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 560,602
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.20%
12.	Type of Reporting Person (See Instructions) IN

Page 5 of 10 Pages

Item 1(a)	Name of Issuer

Ayala Pharmaceuticals, Inc. (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices

9 Deer Park Drive, Suite K-1, Monmouth Junction, NJ 08852.

Item 2(a)-(b)	Name of Person Filing; Address of Principal Business Office or, if none, Residence

1.	aMoon Growth Fund Limited Partnership (“aMoon”), 34 Yerushalaim Rd, Beit Gamla, 6th Floor, Ra’anana, 4350110, Israel.

2.	aMoon Growth Fund G.P. Limited Partnership (“aMoon G.P.”), 34 Yerushalaim Rd, Beit Gamla, 6th Floor, Ra’anana, 4350110, Israel.

3.	aMoon General Partner Ltd. (“aMoon Ltd.”), 34 Yerushalaim Rd, Beit Gamla, 6th Floor, Ra’anana, 4350110, Israel.

4.	Dr. Yair C. Schindel (“Schindel”), 34 Yerushalaim Rd, Beit Gamla, 6th Floor, Ra’anana, 4350110, Israel.

The foregoing persons are hereinafter collectively referred to as the “Reporting Persons”.

Item 2(c)	Citizenship

aMoon is a Cayman Islands exempted limited partnership; aMoon G.P. is an Israeli limited partnership; aMoon Ltd. is an Israeli company; and Schindel is an Israeli citizen.

Item 2(d)	Title of Class of Securities

Common Stock, par value $0.001 per share

Item 2(e)	CUSIP Number

007624307

Item 3	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4	Ownership

aMoon Growth Fund Limited Partnership

(a)	Amount beneficially owned: 560,602 shares of Common Stock.

All share percentage calculation are based on 4,593,355 shares of Common Stock, as reported by the Issuer in its Proxy Statement on Schedule 14A, dated December 12, 2022, as filed with the Securities and Exchange Commission on December 13, 2022.

(b)	Percent of Class: 12.20%

Page 6 of 10 Pages

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 560,602 shares of Common Stock
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 560,602 shares of Common Stock

aMoon Growth Fund G.P. Limited Partnership

(a)
Amount beneficially owned:  560,602 shares of Common Stock.  aMoon G.P. is the sole general partner of aMoon.  By virtue of such relationship, aMoon G.P. may be deemed to have shared voting and investment power with respect to the shares of Common Stock of the Issuer held by aMoon.

All share percentage calculation are based on 4,593,355 shares of Common Stock, as reported by the Issuer in its Proxy Statement on Schedule 14A, dated December 12, 2022, as filed with the Securities and Exchange Commission on December 13, 2022.

(b)	Percent of Class: 12.20%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 560,602 shares of Common Stock
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 560,602 shares of Common Stock

aMoon General Partner Ltd.

(a)
Amount beneficially owned:  560,602 shares of Common Stock.  aMoon Ltd. is the sole general partner of aMoon G.P.  By virtue of such relationships, aMoon Ltd. may be deemed to have shared voting and investment power with respect to the shares of Common Stock of the Issuer held by aMoon.

All share percentage calculation are based on 4,593,355 shares of Common Stock outstanding, as reported by the Issuer in its Proxy Statement on Schedule 14A, dated December 12, 2022, as filed with the Securities and Exchange Commission on December 13, 2022.

(b)	Percent of Class: 12.20%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 560,602 shares of Common Stock
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 560,602 shares of Common Stock

Dr. Yair C. Schindel

(a)
Amount beneficially owned:  560,602 shares of Common Stock.  Schindel is the sole shareholder of aMoon Ltd. By virtue of such relationships, Schindel may be deemed to have shared voting and investment power with respect to the shares of Common Stock of the Issuer held by aMoon. Schindel disclaims beneficial ownership of the shares of Common Stock of the Issuer held by aMoon, aMoon G.P. and aMoon Ltd., except to the extent of his pecuniary interest therein, if any.

All share percentage calculation are based on 4,593,355 shares of Common Stock outstanding, as reported by the Issuer in its Proxy Statement on Schedule 14A, dated December 12, 2022, as filed with the Securities and Exchange Commission on December 13, 2022.

Page 7 of 10 Pages

(b)	Percent of Class: 12.20%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 560,602 shares of Common Stock
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 560,602 shares of Common Stock

Item 5	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Incorporated by reference to Items 2 and 4 of this Schedule 13G.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 10 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2023

AMOON GROWTH FUND LIMITED PARTNERSHIP BY: AMOON GROWTH FUND G.P. LIMITED PARTNERSHIP, ITS GENERAL PARTNER BY: AMOON GENERAL PARTNER LTD., ITS GENERAL PARTNER

By:	/s/ Dr. Yair C. Schindel
Name: Dr. Yair C. Schindel
Title: Director

AMOON GROWTH FUND G.P. LIMITED PARTNERSHIP BY: AMOON GENERAL PARTNER LTD., ITS GENERAL PARTNER

By:	/s/ Dr. Yair C. Schindel
Name: Dr. Yair C. Schindel
Title: Director

AMOON GENERAL PARTNER LTD.

By:	/s/ Dr. Yair C. Schindel
Name: Dr. Yair C. Schindel
Title: Director

DR. YAIR C. SCHINDEL

By:	/s/ Dr. Yair C. Schindel

Page 9 of 10 Pages

EXHIBIT A TO SCHEDULE 13G

Joint Filing Agreement

The undersigned hereby agree that the Schedule 13G (the “Schedule 13G”), filed by the undersigned with respect to shares of Common Stock, par value $0.001 per Share of Ayala Pharmaceuticals, Inc. is filed, and all amendments thereto will be filed, on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Joint Filing Agreement (this “Agreement”) shall be included as an Exhibit to the Schedule 13G.  Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G, and for the completeness and accuracy of the information concerning itself contained therein.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement this 30th day of January 2023.

AMOON GROWTH FUND LIMITED PARTNERSHIP BY: AMOON GROWTH FUND G.P. LIMITED PARTNERSHIP, ITS GENERAL PARTNER BY: AMOON GENERAL PARTNER LTD., ITS GENERAL PARTNER

By:	/s/ Dr. Yair C. Schindel
Name: Dr. Yair C. Schindel
Title: Director

AMOON GROWTH FUND G.P. LIMITED PARTNERSHIP BY: AMOON GENERAL PARTNER LTD., ITS GENERAL PARTNER

By:	/s/ Dr. Yair C. Schindel
Name: Dr. Yair C. Schindel
Title: Director

AMOON GENERAL PARTNER LTD.

By:	/s/ Dr. Yair C. Schindel
Name: Dr. Yair C. Schindel
Title: Director

DR. YAIR C. SCHINDEL

By:	/s/ Dr. Yair C. Schindel

Page 10 of 10 Pages